LYNCH, CHAPPELL & ALSUP
A PROFESSIONAL CORPORATION
ATTORNEYS
THE SUMMIT, SUITE 700
300 NORTH MARIENFELD
MIDLAND, TEXAS 79701
(432) 683-3351
TELECOPIER (432) 683-8346
May 24, 2007
VIA EDGAR (as correspondence) and FEDERAL EXPRESS
Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-7010
Attention: Lily Dang, Division of Corporation Finance

Re:	Parallel Petroleum Corporation
Annual Report on Form 10-K for the fiscal year ended December 31, 2006
Filed February 28, 2007
File No. 000-13305
Dear Ladies and Gentlemen:
     We write this letter on behalf of Parallel Petroleum Corporation (“Parallel”) to respond to the comment letter received from the Staff on May 14, 2007, relating to the above-referenced Annual Report on Form 10-K of Parallel.
     We have numbered each of Parallel’s responses to correspond to the numbering of the comments in the Staff’s comment letter. We have repeated each comment immediately preceding Parallel’s response for the convenience of the Staff. Included with this letter is a draft of Form 10-K/A (the “Draft Amendment”) to the Parallel Annual Report on Form 10-K. The Draft Amendment is marked to show changes made from the draft 10-K/A furnished to the Staff on May 2, 2007.
     Accompanying this letter under separate cover are 13 technical exhibits. After the Staff has had an opportunity to review and consider the responses herein, and the exhibits, if the Staff has further questions Parallel would appreciate the opportunity to discuss the engineering comments along with these exhibits in a telephonic conference.
     In addition, in response to Comment 6 of the Staff’s letter dated April 16, 2007, Parallel’s reserve report as of March 31, 2007 was inadvertently provided, rather than the December 31, 2006 reserve report requested by the Staff. The detailed reserve report as of December 31, 2006 accompanies the exhibits being provided to the Staff.

     Subject to any additional comments or questions the Staff may have, the changes described below will be made in Form 10-K/A to be filed by Parallel.
Draft Form 10-K/A for the Fiscal Year Ended December 31, 2006
Explanatory Note, page (i)
1.	Please revise your explanatory note to replace the reference to SEC comments as the reason for your amendment with a brief summary of the main items and issues giving rise to your amendment, including reference to those areas of the document where further details about the revisions may be found.
Response No. 1
     The explanatory note on page (i) of the Draft Amendment has been revised as requested by the Staff.
Engineering Comments
Supplemental Oil and Natural Gas Reserve Data, page F-31
2.	We have read your response to comment 8(c) of our letter dated April 16, 2007, indicating that your proved undeveloped reserves may in some cases be based on as many as eight undeveloped locations offsetting drilled units. The guidance in Rule 4-10(a)(4) of Regulation S-X specifies that proved undeveloped reserves on undrilled acreage shall be limited to those drilling units offsetting productive units that are reasonably certain of production when drilled; and that proved reserves for other undrilled units can be claimed only where it can be demonstrated with certainty that there is continuity of production from the existing productive formation.

Although there are circumstances in which a horizontal well can replace several vertical wells, areas offsetting a horizontal well that are reasonably certain of production would generally be limited to direct parallel offsets to an existing horizontal well.

Based on the information you provide, it appears that the majority of the diagonal horizontal well extends too far beyond the existing well to be considered a direct offset. Similarly, horizontal wells to be drilled in opposite directions of the toe and heal of an existing horizontal well would not provide a sufficient level of certainty to claim additional reserves. In other words, under the circumstances you describe, it appears that proved undeveloped reserves should be limited to the equivalent of two direct parallel offsetting locations to an existing horizontal well.

Please submit any additional information that you would like us to consider, which you believe would support an alternate view, or revise your undeveloped reserves as of December 31, 2006 accordingly.

Response No. 2
     Parallel was involved in two natural gas resource development plays utilizing horizontal drilling at December 31, 2006, being the Barnett Shale Trend in Tarrant County, Texas, and the Wolfcamp Carbonate Trend in Eddy and Chaves Counties, New Mexico. These projects are described below in more detail.
Wolfcamp Carbonate Trend
     Wolfcamp dolomites which produce natural gas extend continuously for approximately 60 miles along the northwestern flank of the Permian Basin in southeastern New Mexico. The trend orients in a southwest to northeast direction and is between 9 and 15 miles wide depending on location along the long axis. Production throughout the trend was originally established by vertical completions that were “plug-backs” to deeper depleted wells or dry holes. Trend boundaries have been defined by reference to productive vertical wells along with other wells having either or both mud log and open hole log shows (see Exhibit WC #1). Parallel began acquiring acreage in this area in anticipation of a horizontal program in 2002 and horizontal drilling began in 2003. Multi-stage “slick water” fracture stimulations were incorporated in 2004. As of this date, approximately 125 horizontal wells have been completed in the trend by approximately 11 operators. Numerous wells with significant initial producing rates have been completed along the full length of the trend (see Exhibit WC #2 for example wells). The play is stratigraphic in nature with structure of little significance (see Exhibit WC #3). To our knowledge, no water contact has been encountered in the trend. As shown in cross sections A-A’, B-B’ and C-C’ (Exhibits WC #4, WC #5 and WC #6, respectively) and in the gross pay isopach map (Exhibit WC #7), the productive interval is continuous across the length and breadth of the trend. Initial development was on units with 320 acre spacing. Units with 160 acre spacing are now routinely drilled, particularly by EOG Resources, Inc. along the Eddy/Chaves county line (see Exhibit WC #8).
     Parallel has been involved in the Wolfcamp horizontal play since 2002, and is either operator of record or a non-operating working interest owner in many of the horizontal wells drilled in this area. At December 31, 2006, Parallel had 56 gross proved developed wells and 31 gross wells booked as proved undeveloped (“PUD”) for an overall developed to undeveloped ratio of 1.81 to 1. Parallel has budgeted for the drilling of 52 gross wells during calendar year 2007. All currently booked PUD locations offset productive units and are reasonably certain of production due to the continuous nature of the productive interval as shown in the Exhibits listed above. As such, Parallel believes the currently booked undeveloped locations comply with the criteria set forth in Rule 4-10(a)(4) of Regulation S-X.
     Of the 31 PUD locations booked in the Wolfcamp, in only one instance has Parallel booked more than three PUD locations around a supporting proved developed location. In this instance, Parallel booked seven PUD locations around its Forego #1 well, located in Section 16 of Township 15 South, Range 25 East, Chaves County, New Mexico. As shown in Exhibit WC #8, these seven PUD locations are the east, northeast, north, northwest, west, southwest and south 160-acre offsets. The southeast 160-acre offset was not booked due to lack of land control. Evidence of continuity of productive formation, in addition to production from the Forego #1 well itself, is provided by production from the War Cloud #1 well, the Gate Dancer #1 well, and EOG’s county line development. As discussed above, much of the initial development work in this area was performed on 320 acre spacing. However, current development work, based on approvals from the New Mexico Oil Conservation Division, is performed on 160 acre spacing. Parallel has also recently drilled the Swale #1 well and the All Along #1 well from the same surface location which is approximately 1/2 mile from the Forego #1 well. Mud logs showing the productive lateral in the Forego #1, Swale #1 and All Along #1 are also included as Exhibits WC #9, WC #10 and WC #11.
     In summary, the Wolfcamp Carbonate Trend is a broad area of Permian age dolomite which responds favorably to the application of horizontal drilling in conjunction with multi-stage fracture stimulation. Supporting production, open hole and mud log data along with the continuous nature of the formation throughout the trend provide more than a reasonable certainty that production will be established within one offset location to a productive well.
Barnett Shale
     The Barnett Shale play is a widely recognized resource gas trend located in the Fort Worth Basin of north Texas. Although initial production was established in 1981, development of the play was only marginally economic until the advent of horizontal drilling in combination with multi-stage “slick water” fracturing a few years ago. To date, there are approximately 6,000 producing Barnett Shale wells in the play.
     Parallel’s acreage is located in what has become commonly referred to by industry participants as the “core” area of Tarrant County. This portion of the Barnett Shale has been proven to have excellent productive interval continuity over a broad area by numerous productive wells, due to significant shale thickness, the existence of the Marble Falls and Viola formations as upper and lower frac barriers and a position in the dry gas maturation window.
     At December 31, 2006, Parallel had 20 gross wells booked as proved developed and 15 gross wells booked as PUD’s for an overall developed to undeveloped ratio of 1.33 to 1. Of the 15 PUD locations booked at December 31, 2006, all were direct parallel offsets to proved developed locations. In no instance were more than two undeveloped wells booked offsetting a proved developed well, primarily due to land constraints. Due to the continuous productive nature of this formation and direct offset proximity to developed locations, Parallel believes that all booked PUD’s are in compliance with Rule 4-10(a)(4) of Regulation S-X.
     As in the case of the New Mexico Wolfcamp, supporting production, open hole and mud log data along with the blanket nature of the formation provide more than reasonable certainty that production will be established within one offset location to a productive well.
Quantitative Analysis
     As discussed above, Parallel believes that it is in compliance with Rule 4-10(a)(4) of Regulation S-X for all of the horizontal PUD’s recognized at December 31, 2006.
     In order to assist the Staff in their review, Parallel has analyzed all horizontal proved undeveloped locations contained in its reserve study as of December 31, 2006,

and has determined that the PUD locations falling outside of the parameter of “two direct parallel offsetting locations” are limited to a total of eight properties. These are the five locations associated with the Forego #1 well discussed above and three additional Wolfcamp locations. The following table illustrates the level of significance relative to Parallel’s financial information and reserves at December 31, 2006 of those PUD locations which would not be recognized using a parameter of two direct parallel offsetting locations. These differences are immaterial to an understanding of Parallel’s financial information and reserve disclosures.

	As Reported
	in	PUD Locations
	December 31,	Limited to
	2006	Two Parallel	Difference
	Form 10-K	Offsets	Amount	%
	(in thousands)		(in thousands)
Depreciation, depletion and amortization	$24,687	$24,687	$—	0.0%
Income tax expense	(13,894)	(13,894)	—	0.0%
Net income	$26,155	$26,155	$—	0.0%

Reserves — BOE	38,537	37,571	(966)	(2.5%)

PV-10	$469,963	$469,152	$(811)	(0.2%)
Standardized measure	$336,488	$335,974	$(514)	(0.2%)
Reserve Report as of December 31, 2007
3.	Based on the reserve report and the tabular data submitted in Annex A in your letter dated May 2, 2007, it appears that you have several fields that one could describe as principal fields where additional information should be disclosed as required by Item 102 of Regulation S-K. These five fields make up over 62% of your total proved reserves and 70% of your total production. Therefore, please revise your filing to include the information specified in Item 102 of Regulation S-K for the Fullerton, Carm Ann, Harris, New Mexico Project, and the Barnett Shale fields and areas.
Response No. 3
     As requested by the Staff, Parallel has included in the Draft Amendment additional information in response to this comment, as set forth on pages 24, 25 and 26 of the Draft Amendment.
4.	Please reconcile the $23,396,000 reported in 2006 for lease operating expenses and production taxes with the $17,216 used in the reserve report for the same costs in year 2008 for proved producing reserves.

Response No. 4
     As illustrated in the table below, consolidated lease operating expense for 2006 totaled approximately $16,819,000. The projected amount associated with the year ended December 31, 2008 for properties classified as proved producing at December 31, 2006 (as detailed in Parallel’s reserve study) totals approximately $12,475,000. Significant reconciling items include a reduction in Parallel’s operating expenses experienced during late 2006 in the Barnett Shale area due to a change in operator. Water disposal costs are projected to decrease, particularly in the Wolfcamp area of New Mexico as water injected into the formation during fracturing is recovered.
     Non-recurring workover costs relate to catastrophic well failures not expected to recur and include the complete loss of one well bore. Certain revenue adjustments are treated as lease operating expense in the financial statements, but are treated as adjustments to period end prices received in the reserve study. These adjustments consist primarily of transportation and processing charges deducted from revenue receipts by the operator. Lease operating expense on properties reaching economic limits represents properties with actual operating expenses in 2006 that reach their economic limits prior to 2008 in the reserve study and, therefore, have no revenues or associated operating costs in the 2008 period.
     Other items affecting projected 2008 costs include a non-cash charge for accretion of Parallel’s asset retirement obligation which is included in lease operating expense for financial reporting purposes, and reduced ad valorem tax estimates associated with proved producing properties as the associated reserve values are reduced in proportion to normal reserve decline.
     Production taxes for 2008 have been projected to decrease as a result of reduced production volumes as proved producing properties experience normal decline and as further illustrated in the following table.
Proved developed producing expenses:

	Lease
	Operating
	Expense	Production Taxes		Total
	Amount	Amount	Per BOE	Amount
	(in thousands)			(in thousands)
Year ended December 31, 2006
per consolidated financial statements	$16,819	$5,577	$2.50	$22,396

Effect of reduction in Barnett operator charges	(420)			(420)
Effect of reduced water disposal costs	(500)			(500)
Reduced ad valorem taxes as result of production decline	(847)			(847)
Non-recurring workover costs	(380)			(380)
Revenue adjustments treated as LOE in financial statements, but as adjustments to prices received in reserve study	(1,124)			(1,124)
LOE on properties reaching economic limits before 2008	(852)			(852)
Non-cash item – accretion of asset retirement obligation	(248)			(248)
Effect of production decrease on production taxes		(2,146)	(2.50)	(2,146)
Other	27	(73)	(0.09)	(46)

Amounts per December 31, 2006 reserve study for 2008	$12,475	$3,358		$15,833

5.	Tell us the basis for classifying the 3,235 MMBO of waterflood reserves in the Carm-Ann field as proved. Tell us the date that you booked each lease as proved secondary reserves. Provide to us any waterflood studies that were performed to justify booking these as proved reserves.
Response No. 5
     The Carm-Ann field is located on the Central Basin Platform of the Permian Basin in Gaines County, Texas. The applicability of waterflood operations to the San Andres formation on the Central Basin Platform is well established, as evidenced by successful projects dating back approximately 50 years and continuing today. For the month of February 2007, Gaines County San Andres production accounted for approximately 7.5% of all Texas oil production. The bulk of the current Gaines County San Andres production is attributable to existing waterflood projects and to current tertiary projects that were preceded by successful waterflood operations.
     Parallel identified the Carm-Ann field as a potential acquisition target in late 2004. Initial production from this field was established in 1979. Due to the relative immaturity of the field, the principal exploitation strategy was a more aggressive stimulation of existing wells, infill drilling from 40-acre spacing down to 20-acre spacing, and ultimately, 10-acre spacing in conjunction with waterflood implementation. Certainty of reserve development potential is supported by extensive infill drilling and waterflood analogies in proximity to the field and a partial field study performed by T. Scott Hickman & Associates, Inc. in 2000 (see Exhibit CA #1). The Hickman study describes the field as a “prime candidate for secondary recovery by water injection”. Parallel acquired the interests of multiple parties in the Carm-Ann field in December 2004 and January 2005.
     At December 31, 2004, Parallel had 1.62 MMBOE of undeveloped reserves booked to the property as a result of the initial reserve booking. Proved undeveloped components consisted of .55 MMBOE and 1.07 MMBOE attributable to infill drilling and secondary recovery (waterflood), respectively. At December 31, 2005, Parallel had 1.71 MMBOE of proved undeveloped reserves booked with .65 MMBOE and 1.06 MMBOE attributable to infill drilling and waterflood, respectively. Finally, at December 31, 2006, Parallel had 5.82 MMBOE of undeveloped reserves booked with 2.55 MMBOE and 3.26 MMBOE attributable to infill drilling and waterflood, respectively. The reserve growth from 2004 to 2005 was the result of the additional ownership purchased in early 2005 and the drilling of 11 infill wells on 20-acre spacing. The reserve growth from 2005 to 2006 was the result of drilling an additional 14 wells on 20-acre spacing, the booking of infill PUD’s with 10-acre spacing supported by the 2005 and 2006 drilling programs and the booking of the associated secondary (waterflood) reserves. Please see Exhibit CA #2 for tabular reserve growth detail since the 2004 acquisition. The Hickman study calculated a secondary to primary recovery ratio of 1.2 to 1 for a uniform 5-spot pattern. In comparison, the currently booked reserves would result in an ultimate secondary to primary ratio of .73 to 1.

     In summary, the undeveloped Carm-Ann San Andres reserves as currently booked are supported by widespread and nearby analogies, actual field performance and are further supported by the Hickman study.
     If any member of the Staff has questions regarding the foregoing or the Amendment, please contact Tommy Ortloff at (432) 683-3351 or (432) 688-1304.

Very truly yours, Lynch, Chappell & Alsup
/s/ Thomas W. Ortloff
Thomas W. Ortloff
Enclosures (via Federal Express only)
cc: Lily Dang (SEC)(w/encl.)